FORM SUPPL

Filed pursuant to General Instruction II.K. of Form F-9; File No. 333-90904

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 24, 2002.
Prospectus Supplement to Prospectus dated June 24, 2002.

02041491

1086

**Nexfor**

US$200,000,000

# Nexfor Inc.

## % Debentures due , 2012

Nexfor Inc. will pay interest on the Debentures on and of each year. The first such payment will be made on , . The Debentures will be issued only in denominations of US$1,000 and integral multiples of US$1,000.

Nexfor Inc. may redeem some or all of the Debentures at any time at the redemption prices described in this prospectus supplement. The Debentures will not be entitled to the benefits of any sinking fund.

*See "Risk Factors" beginning on page S-7 to read about factors you should consider before buying Debentures.*

**Nexfor Inc. is permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Nexfor Inc. prepares its financial statements in accordance with Canadian generally accepted accounting practices, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.**

**Owning the Debentures may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under "Certain Income Tax Considerations".**

**Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Nexfor Inc. is incorporated under the laws of Canada, some of its officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus are Canadian residents, and a substantial portion of its assets and the assets of those officers, directors and experts are located outside the United States.**

**Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. No Canadian securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.**

PROCESSED
JUN 2 5 2002
THOMSON FINANCIAL

RECD S.E.C.
JUN 2 4 2002
1086

| | Per Debenture | Total |
|---|---|---|
| Initial public offering price | % | US$ |
| Underwriting commission | % | US$ |
| Proceeds, before expenses, to Nexfor | % | US$ |

The initial public offering price set forth above does not include accrued interest, if any. Interest on the Debentures will accrue from , 2002 and must be paid by the purchaser if the Debentures are delivered after , 2002.

**Nexfor Inc.'s earnings coverage ratio, as calculated in accordance with Canadian securities legislation, is less than one-to-one.**

The underwriters expect to deliver the Debentures in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on , 2002.

*(Continued on next page)*

**Goldman, Sachs & Co.**
**Credit Suisse First Boston**
**Merrill Lynch & Co.**
**UBS Warburg**
**Trilon International Inc.**

Prospectus Supplement dated , 2002.

*(front cover continued)*

**There is currently no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.**

The underwriters, as principals, conditionally offer the Debentures in the United States, subject to prior sale, if, as and when issued by Nexfor Inc. and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting".

**Trilon International Inc., one of the underwriters, is a subsidiary of Brascan Corporation. Brascan and its affiliates also own approximately 42% of the voting securities of Nexfor Inc. Accordingly, Nexfor Inc. is a related issuer and connected issuer of Trilon International Inc. under Canadian securities legislation. See "Underwriting".**

## IMPORTANT NOTICE ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Debentures we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Debentures we are offering. The accompanying base shelf prospectus, dated June 24, 2002, is referred to as the "prospectus" in this prospectus supplement.

If the description of the Debentures varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

---

The Debentures have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Debentures are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof, in violation of the securities laws of Canada or any province or territory of Canada. No securities commission or similar authority in Canada has in any way passed upon the merits of the Debentures offered under this prospectus supplement and any representation to the contrary is an offense.

In this prospectus supplement, "Nexfor", "we", "us" and "our" refer to Nexfor Inc. and its subsidiaries and joint ventures, except that in the "The Offering" and "Description of the Debentures" sections and on this page, those terms refer to Nexfor Inc. only. In addition, references to the "Company" refer to Nexfor Inc. only.

## DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the prospectus, solely for the purposes of the offering of Debentures offered by this prospectus supplement. The prospectus contains a list of other documents that are also incorporated or deemed to be incorporated by reference into the prospectus.

**Any statement contained in the prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or the prospectus for the purpose of the offering of the Debentures will be deemed to be modified or superseded, for the purposes of this prospectus supplement, to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not, except as so modified or superseded, constitute part of this prospectus supplement.**

## EXCHANGE RATE DATA

We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and references to "Cdn$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

The following table sets forth, for each period indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the inverse of the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). The table illustrates how many U.S. dollars it would take to buy one Canadian dollar. On June 21, 2002, the noon buying rate was US$0.6565 per Cdn$1.00.

| | Year Ended December 31, | | | Three Months Ended March 31, | |
|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 | 2002 |
| High | 0.6925 | 0.6969 | 0.6697 | 0.6697 | 0.6342 |
| Low | 0.6535 | 0.6410 | 0.6241 | 0.6336 | 0.6200 |
| Average(1) | 0.6744 | 0.6725 | 0.6444 | 0.6508 | 0.6260 |
| Period End | 0.6925 | 0.6669 | 0.6279 | 0.6336 | 0.6266 |

(1) The average of the daily noon buying rates on the last business day of each month during the applicable period.

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included or incorporated by reference in this prospectus supplement and the prospectus constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this prospectus supplement that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward-looking statements. These statements represent internal projections, expectations or beliefs concerning, among other things, our future operating results or future economic performance.

The projections, estimates and beliefs contained in these forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things, changes in general economic conditions; our ability to develop and implement business strategies in a timely and profitable manner; changes in the supply of and demand for our products; the highly cyclical nature of the market for most of our products; fluctuations in foreign currency exchange rates, interest rates and product prices; the need for and amount, nature and impact of future capital expenditures, including capital expenditures occasioned by compliance with environmental and other laws; the adoption of new, or changes to existing, laws or regulations applicable to our businesses; fluctuations in the availability or cost of raw materials or energy; risks inherent in our procurement of raw materials, including changes in the availability or cost of timber and wood fiber and changes in timber supply and forest management agreements with Canadian governmental authorities; risks inherent in operating complex production facilities; competitive actions by other companies; our ability to maintain good relations with our employees; uninsurable risks inherent in

the forest products business; our vulnerability to natural disasters; our exposure to potential product liability claims; and those other risks and uncertainties described under "Risk Factors" in this prospectus supplement or described from time to time in our reports and filings with Canadian and U.S. securities authorities. Accordingly, we caution that events or circumstances could cause actual results to differ materially from those estimated or projected.

## The Offering

*In this summary, the words "the Company", "we", "us" and "our" refer only to Nexfor Inc. and not to any of our subsidiaries or joint ventures. The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Debentures, see "Description of the Debentures" in this prospectus supplement and "Description of Debt Securities" in the prospectus.*

| | |
|---|---|
| Issuer . . . . . . . . . . . . . . . . . . | Nexfor Inc. |
| Securities Offered . . . . . . . . | US$200,000,000 principal amount of % Debentures. |
| Maturity . . . . . . . . . . . . . . . | , 2012. |
| Issue Price . . . . . . . . . . . . . | % plus accrued interest, if any from , 2002. |
| Interest . . . . . . . . . . . . . . . . | Annual rate: % |
| Interest Payment Dates . . . . | Interest will be paid on and in each year, commencing , . |
| Ranking . . . . . . . . . . . . . . . | The Debentures will be unsecured obligations and will rank equally in right of payment with all of our existing and future unsubordinated and unsecured indebtedness. The Debentures will, however, be structurally subordinated to any indebtedness and other liabilities of our subsidiaries and joint venture. As of March 30, 2002, we had no secured indebtedness outstanding, and our subsidiaries and joint venture had approximately $185 million of trade payables and $91 million of indebtedness and other liabilities (excluding inter-company indebtedness). |
| Redemption . . . . . . . . . . . . | We will have the option to redeem the Debentures in whole or in part at any time, at a redemption price equal to the greater of (i) 100% of the principal amount thereof and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date, on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Yield (as defined) plus basis points, together in each case with accrued interest to the date of redemption. |
| Form and Denominations . . . | The Debentures will be represented by one or more fully-registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in those fully-registered global securities will be in denominations of US$1,000 and integral multiples thereof. Except as described under "Description of the Debentures" in this prospectus supplement and "Description of Debt Securities" in the prospectus, Debentures in definitive form will not be issued. |
| Covenants . . . . . . . . . . . . . | The Indenture governing the Debentures contains covenants that, among other things:<br>• limit our ability to create certain liens; and<br>• restrict our ability to consolidate, merge with a third party or transfer all or substantially all of our assets. |

| | |
|---|---|
| | These covenants are subject to important exceptions and qualifications, which are described under the caption "Description of Debt Securities" in the prospectus. |
| Use of Proceeds . . . . . . . . . | We estimate that the net proceeds of the offering of the Debentures will be approximately US$198 million. We intend to use the net proceeds to repay indebtedness. See "Use of Proceeds" and "Earnings Coverages". |
| Governing Law . . . . . . . . . . | The Debentures and the Indenture governing the Debentures will be governed by the laws of the State of New York and the federal laws of the United States applicable thereto, except with respect to the rights, powers, duties or responsibilities of the Trustee under the Indenture, which will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. |

**Risk Factors**

You should carefully consider all of the information in this prospectus supplement and the prospectus. In particular, you should read the specific risk factors under "Risk Factors" for a discussion of certain risks involved with an investment in the Debentures.

## RISK FACTORS

*Before making an investment decision, investors should carefully consider the risks and uncertainties described in this prospectus supplement and the prospectus, including information incorporated by reference and other reports and filings with Canadian and U.S. securities authorities. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition, liquidity and operating results could be materially affected.*

### Risks Related to Our Business and Our Industry

**We operate in a cyclical commodity industry and our financial performance is principally dependent on the selling price of our products.**

Our financial performance is principally dependent on the selling prices of our products. The markets for most of our products are highly cyclical and are characterized by periods of supply and demand imbalance during which our product prices have tended to fluctuate significantly. These imbalances, which may affect different segments of our business at different times, are influenced by numerous factors that are beyond our control, including changes in global and regional capacity and demand for a particular product or group of products, changes in the end-use of those products or the increased use of substitute products, and the overall level of economic activity in the regions in which we conduct business. We and our competitors have in the past been negatively affected by declines in product pricing and have periodically taken market-related production downtime, and we may take market-related production downtime in the future. We are not able to predict with certainty market conditions, selling prices or earnings, and we cannot assure you that selling prices and our earnings will not decline from current levels. Any prolonged or severe weakness in the market for any of our principal products will negatively affect our business, financial condition, liquidity and operating results, will impact the timing and magnitude of discretionary growth-oriented capital expenditures, and could affect our ability to satisfy working capital requirements, non-discretionary capital expenditure requirements and obligations under various debt instruments, including the Debentures.

**We are exposed to fluctuations in foreign currencies.**

Since the majority of our assets are outside Canada and a significant portion of our product prices are influenced by relative currency values (particularly the Canadian dollar, U.S. dollar, Pound Sterling and Euro), significant fluctuations in relative currency values could negatively affect the cost competitiveness of our facilities, the value of our foreign investments, the results of our operations and our financial condition. We cannot assure you that any hedging we may do will eliminate material currency exposures in the future or that significant currency fluctuations, particularly sustained movements, will not have a material adverse impact on our business, financial condition, liquidity and operating results.

**Competition from other companies in the forest products industry is intense and could reduce our market share and harm our financial performance.**

The forest products industry is a highly competitive business environment in which companies compete to a large degree on the basis of price. Our principal market is in the United States where we compete with Canadian, United States and, in some instances, non-North American producers. In addition, our European panel operations compete with European producers. Some of our competitors may have lower-cost facilities and fewer environmental and governmental regulations than we do. Our ability to compete in these and other markets is dependent upon a variety of other

factors such as manufacturing costs, continued free access to markets, customer service, product quality and currency exchange rates. We cannot assure you that new competitors or actions taken by existing competitors will not have a material adverse impact on our business, financial condition, liquidity and operating results.

**We are dependent on arrangements with Canadian governmental authorities for a significant portion of our timber supply requirements.**

A significant portion of our timber requirements in Canada are met through timber supply and forest management agreements and sustainable forest licenses, or Crown Arrangements, with Canadian provincial governmental authorities. These Crown Arrangements, among other things, require the payment of a stumpage fee in respect of timber harvested and compliance with specified rehabilitation and silvicultural management practices, cover periods ranging from 20 to 25 years and are renewed or extended every five years. These Crown Arrangements could be revoked or cancelled for non-performance. These Crown Arrangements also contain terms and conditions that could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by us without any compensation. We cannot assure you that these Crown Arrangements will be renewed or extended or remain in force on acceptable terms. Changes in legislation or regulatory regimes could increase the costs associated with these Crown Arrangements or the costs associated with the harvesting of timber in other jurisdictions. Canadian aboriginal groups have made claims in respect of land governed by Canadian governmental authorities, which could affect a portion of the Crown Arrangements. Any settlement of these claims could increase the cost to harvest timber on such land and could lower the volume of timber available to us. In the United States, the United Kingdom and Canada, we purchase timber and chips and other wood residues on the open market in competition with other users of wood resources. A decrease in the availability of, or increase in price for, timber resources, whether obtained under the Crown Arrangements or from market sources, may have a material adverse impact on our business, financial condition, liquidity and operating results.

**Government regulations relating to the protection of the environment could increase our costs of doing business or give rise to material liabilities.**

We are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. We may be subject to material environmental liabilities that we are not aware of, and the enactment of new environmental laws or regulations or changes in existing laws or regulations could require significant expenditures by us, which liabilities and expenditures could have a material adverse impact on our business, financial condition, liquidity and operating results.

**We may become subject to product liability claims.**

We produce a wide variety of forest products and we cannot assure you that we will not be subject in the future to claims alleging product quality or performance defects. Any such claim could have a material adverse impact on our business, financial condition, liquidity and operating results.

**We are vulnerable to natural disasters, which could affect our timber resources or operations.**

The forest products industry is exposed to numerous natural events such as forest fires, adverse weather conditions, insect infestation, disease and other natural disasters. The occurrence of any of these events could negatively impact our timber resources or operations and have a material adverse impact on our business, financial condition, liquidity and operating results.

**Our business is capital intensive and is subject to many operational risks for which we may not be adequately insured.**

The production of lumber, panels, paper and pulp is capital intensive. The costs of repairing or replacing our production equipment and the associated down time of the affected production line may not be insured, in which case such costs could have a material adverse impact on our business, financial condition, liquidity and operating results.

**Work stoppages or other labor disruptions at our facilities could have an adverse effect on our operations.**

A number of unions represent workers at our facilities. Employees at our Juniper I-Joist plant have been on strike since October 2001. The plant has been operating with management and some employees since that time. Significant delays in negotiating acceptable contracts upon expiration of any of our collective bargaining agreements could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union workers. Any labor disruptions at our union or non-union facilities could negatively affect our production levels and have a material adverse impact on our business, financial condition, liquidity and operating results.

## Risks Related to the Debentures

**Our corporate structure could adversely affect our ability to meet our obligations under the Debentures.**

At March 31, 2002, approximately 70% of our consolidated assets were held by subsidiaries and a joint venture. In the event of a bankruptcy, liquidation or reorganization of any of these subsidiaries or the joint venture, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of the subsidiaries and the joint venture before any assets are made available for distribution to the Company. As a result, the Debentures will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries and joint venture. As of March 31, 2002, these subsidiaries and joint venture had approximately $185 million of trade payables and $91 million of indebtedness and other liabilities (excluding inter-company indebtedness). The Indenture does not limit our ability to incur additional indebtedness or the ability of our subsidiaries and joint venture to incur secured or unsecured indebtedness.

**There is currently no active trading market for the Debentures and if a market does not develop, you may not be able to resell your Debentures.**

Prior to this offering, there was no public market for the Debentures. While we have been informed by the underwriters that they intend to make a market in the Debentures, they may cease their market-making at any time. In addition, the liquidity of the trading market in the Debentures, and the market price quoted for the Debentures, may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market for the Debentures will develop.

## OUR BUSINESS

We are a major Canadian-based forest products company with operating assets throughout North America and the United Kingdom. We own and control large timberland areas and have timber cutting rights in Eastern Canada and in the United States that provide a significant portion of the raw material for the manufacture of our products. We manufacture and market oriented strand board, or OSB, lumber, panel products, engineered wood products, printing and writing papers, technical specialty papers, packaging materials and market pulp. Our Common Shares are listed on The Toronto Stock Exchange and trade under the symbol "NF". Our Class A Preferred Shares Series 1 are also listed on The Toronto Stock Exchange under the symbol "NF.PR.A". Our head and principal offices are located at Suite 500, 1 Toronto Street, Toronto, Ontario, Canada M5C 2W4.

At the date of this prospectus supplement, Brascan Corporation, together with its affiliates, owns approximately 42% of our outstanding Common Shares and 85% of our outstanding Class A Preferred Shares Series 1.

Our principal operating subsidiaries are:

| Name | Jurisdiction of Incorporation | Percentage of Voting Securities Owned |
|---|---|---|
| Norbord Industries Inc. | Ontario | 100% |
| Norbord Alabama Inc. | Alabama | 100% |
| Norbord Georgia Inc. | Delaware | 100% |
| Norbord Industries, Inc. | New York | 100% |
| Norbord Mississippi Inc. | Mississippi | 100% |
| Norbord South Carolina Inc. | South Carolina | 100% |
| Norbord Texas LP | Texas | 100% |
| Northwood Panelboard Company (partnership) | Minnesota | 50% |
| Fraser Papers Inc. (Canada) | Canada | 100% |
| Fraser Papers Inc. | Delaware | 100% |
| Fraser N.H. LLC | Delaware | 100% |
| Nexfor Limited | United Kingdom | 100% |

Norbord Industries Inc., or Norbord, manages our wholly-owned North American panelboard operations in Mississippi, New York, Texas, Georgia, Alabama, South Carolina, Ontario and Quebec, two sawmills in Quebec and a sawmill and an I-joist mill in New Brunswick, as well as the Northwood Panelboard Company, or Northwood Panelboard, OSB mill in Minnesota. Northwood Panelboard is owned equally by us and MeadWestvaco Corporation and, as a result, is proportionately consolidated in our consolidated financial statements. Norbord is also responsible for our sales of lumber produced at Fraser-operated sawmills.

Fraser Papers Inc. (Canada) and Fraser Papers Inc., or collectively Fraser, manufacture our specialty papers, text, cover, and commercial printing papers at mills in Maine, Wisconsin and New Hampshire, and operate our paper distribution centre in Illinois. In Canada, Fraser manages our pulp and paperboard operation in New Brunswick, which is integrated with our Maine paper mill. Fraser also operates our sawmills and manages timberlands in Maine and New Brunswick, and a pulp mill and associated timberlands in Quebec. In 2001, Fraser closed its West Carrollton, Ohio paper mill and consolidated its text, cover and commercial printing papers business at the Park Falls, Wisconsin mill.

Nexfor Limited, or Nexfor UK, owns and operates our OSB, particleboard and medium density fibreboard, or MDF, mills and related operations in the United Kingdom.

Our principal facilities include 14 panelboard mills, six sawmills, one I-joist plant, and six paper and pulp plants. At May 31, 2002, we employed approximately 7,000 people at our worldwide manufacturing facilities. The total annual productive capacity of these facilities at that date was 30 billion square feet (1⁄16-inch basis) of panel products including OSB, particleboard, MDF, and plywood, 80 million lineal feet of I-joists, 710 million board feet of lumber, 766,000 tonnes of various

paper grades and 485,000 tonnes of market pulp. The geographical breakdown of net assets employed was United States—60%, Canada—26% and United Kingdom—14%.

We also manage more than seven million acres of timberland in North America of which approximately one million acres are owned. The Canadian non-owned timberland is managed under long-term licenses granted by provincial governments.

**Recent Developments**

On April 2, 2002, we completed the purchase of the OSB assets of International Paper Co., or IP, at a cost of US$250 million. We also announced the suspension of our plan to build an OSB mill in Arkansas. The three purchased mills—in Cordele, Georgia, Jefferson, Texas and Nacogdoches, Texas—have a combined annual OSB production capacity of approximately one billion square feet (3/8-inch basis). The acquisition supports our strategy of continuing to grow our OSB business and of expanding our market reach. It also allows us to introduce new value-added products, along with new markets and customers, to our existing product and customer mix. In addition, we believe the integration of these new mills with our existing OSB mills will enable us to realize cost improvements. The purchase price of this acquisition was financed with available cash and credit facilities and a US$150 million bridge facility made available by four banks. A standby credit facility has been made available to us by Brascan Financial Corporation, an affiliate of each of Brascan Corporation and of one of the underwriters of this offering, to repay up to US$100 million of the bridge loan on its maturity, if required. We believe that we will be required to make improvements to the Cordele and Nacogdoches mills to comply with new emission control regulations expected to be in force by 2005. Our current estimate of this capital expenditure is approximately US$7 million.

On May 31, 2002, we acquired a specialty paper mill and hardwood kraft pulp mill in Gorham and Berlin, New Hampshire, respectively, for nominal cost. At the same time, affiliates of Brascan Corporation acquired the hydroelectric assets associated with these mills and entered into a 10 year agreement with us to supply electricity to the pulp and paper mills. The total capacity of these operations is 36,000 tonnes of tissue, 145,000 tonnes of specialty and commercial printing papers, and 240,000 tonnes of market pulp. These mills had been idle since the third quarter of 2001. The paper mill commenced production in June 2002 and the pulp mill is scheduled to start up in 2003 once capital improvements have been completed and the associated hydroelectric assets are environmentally compliant. This acquisition supports our strategy of further growing our specialty paper grades. We believe these operations fit well with our existing specialty paper operations in Maine and, once the pulp mill is operational, will provide us with a high level of pulp self-sufficiency. We estimate that we will spend approximately US$32 million on working capital and capital improvements, including environmental compliance costs, at these mills through 2003.

On May 22, 2002, in response to trade action by United States lumber producers after the expiry of the Softwood Lumber Agreement between the governments of Canada and the United States, which regulated in part the export of softwood lumber from Quebec, Ontario, British Columbia and Alberta, the United States imposed countervailing duties and antidumping duties against Canadian softwood lumber imported into that market. The countervailing duties apply to sales from all Canadian mills except mills in New Brunswick, Nova Scotia and Newfoundland and has been set at 18.8%. The antidumping duties apply to all Canadian mills and for us is set at 8.4%. As a result, our two sawmills in Quebec and our two sawmills in New Brunswick will face a tariff of 27.2% and 8.4%, respectively, on all sales to the United States. We expect the tariffs to cause higher selling prices in the U.S. market. The Canadian Federal and Provincial governments have launched challenges of these tariffs under the North American Free Trade Agreement and with the World Trade Organization. The outcomes of these challenges are not determinable at this time. For the year ended December 31, 2001, the U.S. sales of our two Quebec sawmills were approximately $39 million and of our two New Brunswick sawmills were approximately $91 million, comprising in the aggregate approximately 6% of our consolidated net sales. We believe that the overall impact of the countervailing and antidumping duties will not be material to our business.

## USE OF PROCEEDS

We estimate that the net proceeds from the sale of the Debentures will be approximately US$198 million, after deducting the underwriting commission and estimated expenses of this issue. We intend to use the net proceeds to repay indebtedness. Pending these applications, the net proceeds may be invested in short-term marketable securities.

## SELECTED FINANCIAL DATA

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as Canadian GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and management's discussion and analysis included in the documents described under "Documents Incorporated by Reference" in the prospectus. In the opinion of management, the financial data provided as at and for the three months ended March 31, 2001 and March 30, 2002 contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. Historical results are not necessarily indicative of the results that may be expected for any future period.

| | Fiscal Year Ended | | Three Months Ended | |
|---|---|---|---|---|
| | December 31, 2001 | December 31, 2000 | March 30, 2002 | March 31, 2001 |
| | (in millions of Canadian dollars) | | | |
| **Statement of Earnings Data:** | | | | |
| Net sales | $2,066 | $2,134 | $ 529 | $ 515 |
| Operating costs: | | | | |
| Cost of sales | 1,793 | 1,722 | 457 | 464 |
| Depreciation | 148 | 144 | 42 | 36 |
| Selling, general and administrative | 90 | 90 | 23 | 22 |
| | 2,031 | 1,956 | 522 | 522 |
| Operating earnings (loss) | 35 | 178 | 7 | (7) |
| Interest and other income | 10 | 43 | 2 | 3 |
| Interest expense | (52) | (40) | (11) | (13) |
| Income tax (expense) recovery | 26 | (34) | 6 | 12 |
| Earnings (loss) | $ 19 | $ 147 | $ 4 | $ (5) |
| **Segmented Data:** | | | | |
| Net sales | | | | |
| North American Building Materials | $ 744 | $ 676 | $ 213 | $ 156 |
| Paper and Pulp | 995 | 1,091 | 230 | 272 |
| European Panels | 327 | 367 | 86 | 87 |
| Consolidated total | $2,066 | $2,134 | $ 529 | $ 515 |
| EBITDA (1) | | | | |
| North American Building Materials | $ 110 | $ 153 | $ 38 | $ 9 |
| Paper and Pulp | 73 | 142 | 9 | 21 |
| European Panels | — | 27 | 2 | (1) |
| Consolidated total | $ 183 | $ 322 | $ 49 | $ 29 |
| **Other Data:** | | | | |
| Net cash provided by (used for) operating activities | $ 166 | $ 210 | $ (13) | $ (16) |
| Capital expenditures | $ 156 | $ 271 | $ 10 | $ 42 |
| **Balance Sheet Data (end of period):** | | | | |
| Working capital | $ 475 | $ 507 | $ 543 | $ 471 |
| Total assets | 2,813 | 2,764 | 2,847 | 2,770 |
| Total debt | 1,081 | 936 | 1,129 | 1,004 |
| Total liabilities | 1,538 | 1,462 | 1,581 | 1,470 |
| Total shareholders' equity | 1,275 | 1,302 | 1,266 | 1,300 |

(1) EBITDA is not a measure recognized under Canadian GAAP. EBITDA consists of earnings before interest, taxes, depreciation and amortization. EBITDA is a financial measurement used by investors to compare companies on the basis of operating results and the ability to incur and service debt. However, it is not intended to represent cash flow or results of operations in accordance with Canadian GAAP and may not be comparable to similarly titled amounts reported by other companies. EBITDA should be considered in addition to, and not as a substitute for, operating earnings, earnings (loss), cash flows and other measures of financial performance reported in accordance with Canadian GAAP.

## CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as at March 30, 2002 on an actual basis, on a pro forma basis to give effect to the acquisition of the OSB assets of IP on April 2, 2002 and pro forma as adjusted to give effect to the sale of the Debentures and assuming that all of the net proceeds had been used to repay indebtedness. This table should be read in conjunction with our consolidated financial statements and related notes and management's discussion and analysis incorporated by reference in this prospectus supplement and the accompanying prospectus.

| | As of March 30, 2002 | | |
|---|---|---|---|
| | Actual | Pro Forma | Pro Forma As Adjusted |
| | (in millions of Canadian dollars)(1) | | |
| Cash and short-term notes | $ 199 | $ 95 | $ 95 |
| Temporary investments | 78 | 78 | 78 |
| | 277 | 173 | 173 |
| Long-term debt due within one year | 6 | 6 | 6 |
| Long-term debt: | | | |
| Bank loans and commercial paper | 231 | 526 | 210 |
| Long-term debt | 892 | 892 | 892 |
| Debentures offered hereby | — | — | 319 |
| | 1,129 | 1,424 | 1,427 |
| Other liabilities(2) | 99 | 99 | 99 |
| Future income taxes, net | 9 | 9 | 9 |
| Shareholders' equity | 1,266 | 1,266 | 1,266 |
| Total capitalization | $2,503 | $2,798 | $2,801 |

(1) All United States dollar amounts translated to Canadian dollars at the noon buying rate on March 29, 2002 (the last business day before the end of the quarter) of US$0.6266 per Cdn$1.00.

(2) Other liabilities include net pension and post-retirement benefit plans obligations and deferred interest rate swap gains.

## EARNINGS COVERAGES

Our interest requirements on long-term debt were approximately $58 million and $54 million for the 12 month periods ended December 31, 2001 and March 30, 2002, respectively, and $ million and $ , for those periods, respectively, after giving effect to the issuance of the Debentures and the use of proceeds to repay indebtedness. Our earnings before interest expense on long-term debt and income taxes for the 12 month period ended December 31, 2001 was approximately $45 million. We would have had to earn approximately $13 million more during that period in order for our earnings coverage ratio, calculated in accordance with Canadian securities legislation, to equal one-to-one and approximately $ million more during that period in order for our earnings coverage ratio, calculated in accordance with Canadian securities legislation, and after giving effect to the issue of the Debentures and the use of proceeds to repay indebtedness, to equal one-to-one. Our earnings before interest expense on long-term debt and income taxes for the 12 month period ended March 30, 2002 was approximately $58 million, which amounts to 1.1 times our actual interest requirements for that period and times our interest

requirements for that period after giving effect to the issue of the Debentures and the use of proceeds to repay indebtedness.

Our earnings before interest expense on long term debt and income taxes, depreciation and amortization for the 12 month periods ended December 31, 2001 and March 30, 2002 were approximately $193 million and $212 million, respectively, which amounts to 3.3 times and 3.9 times our actual interest requirements on long term debt for those periods, respectively and times and times our interest requirements on long term debt for those periods, respectively, after giving effect to the issue of the Debentures and the use or proceeds to repay indebtedness.

## DESCRIPTION OF THE DEBENTURES

The following description of the particular terms of the Debentures (referred to in the prospectus under the heading "Description of Debt Securities" as the "Offered Securities") supplements, and to the extent inconsistent therewith replaces, the description of the Debt Securities set forth in the prospectus. The description is qualified in its entirety by reference to the Indenture, as supplemented, under which the Debentures are to be issued. Capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the prospectus.

### General

The Debentures will be issued under the Indenture, as supplemented to the date of this prospectus supplement and as further supplemented by the second supplemental indenture to be dated as of , 2002, between the Company and Computershare Trust Company of Canada, as Trustee. The Debentures will be direct unsecured obligations of the Company initially issued in an aggregate principal amount of US$200,000,000 and will mature on , 2012.

The Debentures will bear interest at the rate of % per annum from , 2002, or from the most recent date to which interest has been paid or provided for, payable semi-annually on and , commencing , , to the Persons in whose names the Debentures are registered at the close of business on the next preceding or , respectively.

The Indenture does not limit the ability of the Company to incur additional indebtedness, nor does it limit the ability of the Company's subsidiaries or joint venture to incur additional secured or unsecured indebtedness. The Debentures will be structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries and joint venture. As of March 30, 2002, we had no secured indebtedness outstanding and our subsidiaries and joint venture had approximately $185 million of trade payables and $91 million of indebtedness and other liabilities (excluding inter-company indebtedness).

We may from time to time without notice to, or the consent of, the holders of the Debentures, create and issue additional debentures under the Indenture, equal in rank to the Debentures in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new debentures, or except for the first payment of interest following the issue date of the new debentures) so that the new debentures may be consolidated and form a single series with the Debentures issued under this prospectus supplement.

Principal of (and premium, if any) and interest, on the Debentures that are issued in the form of Registered Global Securities and registered in the name of the nominee of The Depository Trust Company (the "Depository"), will be payable by wire transfer in immediately available funds to the nominee of the Depository. Principal (and premium, if any) of the Debentures that are issued in

definitive form will be payable at the Corporate Trust Office of the Trustee, and interest on such Debentures will be payable at the Corporate Trust Office of the Trustee or, at the option of the Company, may be paid (i) by mailing checks for such interest payable to or upon the written order of the holders thereof at the last addresses as they appear on the security register, or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the security register. The Debentures may be presented for registration of transfer and exchange at the Corporate Trust Office of the Trustee.

The Debentures will not be entitled to the benefits of any sinking fund.

**Optional Redemption**

The Debentures will be redeemable in whole or in part at any time, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount thereof and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date, on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Yield plus basis points, together in each case with accrued interest to the date of redemption.

"Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of those Debentures.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations for that redemption date, the average of the available Reference Treasury Dealer Quotations for that redemption date.

"Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding that redemption date.

"Reference Treasury Dealer" means each of Goldman, Sachs & Co., plus four others or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Company will substitute therefor another Primary Treasury Dealer, if one is available.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Debentures to be redeemed.

Unless the Company defaults in the payment of the redemption price, on or after the redemption date interest will cease to accrue on the Debentures or the portions of the Debentures called for redemption.

**Book-Entry System**

The Debentures will be represented by one or more Registered Global Securities (the "Registered Global Security") registered in the name of Cede & Co. (the nominee of the Depository), or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under "Description of Debt Securities—Registered Global Securities" in the prospectus will be applicable to the Debentures. Accordingly, beneficial interests in the Debentures will be shown on, and transfers of the Debentures will be effected only through, records maintained by the Depository and its participants. Except as described under "Description of Debt Securities—Registered Global Securities" in the prospectus, owners of beneficial interests in the Registered Global Security representing the Debentures will not be entitled to receive Debentures in definitive form and will not be considered Holders of Debentures under the Indenture.

The following is based upon information furnished by the Depository:

The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository holds securities that its participants ("Direct Participants") deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

Purchases of Debentures under the Depository's system must be made by or through Direct Participants which will receive a credit for such Debentures on the Depository's records. The ownership interest of each actual purchaser of Debentures represented by the Registered Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Security representing Debentures are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive Debentures in definitive form, except in the event that use of the book-entry system for such Debentures is discontinued or upon the occurrence of certain other events described in the prospectus and in this prospectus supplement.

To facilitate subsequent transfers, the Registered Global Security representing Debentures that are deposited by Direct Participants is registered in the name of the Depository's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Security with the Depository and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Security representing the Debentures; the Depository's records reflect only the identity of the Direct Participants to whose accounts such Debentures are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depository nor Cede & Co. (or any other Depository nominee) will consent or vote with respect to the Registered Global Security representing the Debentures. Under its usual procedures, the Depository mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debentures are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the Registered Global Security representing the Debentures will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository's practice is to credit Direct Participants' accounts upon the Depository's receipt of funds and corresponding detail information from the Company or the Trustee on the payment date in accordance with their respective holdings shown on the Depository's records. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of those Direct and Indirect Participants and not of the Depository, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of us or the Trustee, disbursement of those payments to Direct Participants is the responsibility of the Depository, and disbursement of those payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Debentures by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the Debentures or the disbursement of payments in respect of the Debentures.

The Depository may discontinue providing its services as securities depository with respect to the Debentures at any time by giving reasonable notice to us or the Trustee. Under such circumstances, and in the event that a successor securities depository is not obtained, Debentures in definitive form are required to be printed and delivered to each Holder. If Debentures in definitive form are issued, the Company will appoint a paying agent in New York for payment of the principal of and any premium and interest on the Debentures. We may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, Debentures in definitive form will be printed and delivered.

The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

## CERTAIN INCOME TAX CONSIDERATIONS

### United States

The following is a general summary of certain anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of Debentures by U.S. Holders who purchase Debentures in the offering at the offering price. As used herein, a U.S. Holder means a beneficial owner of the Debentures that is, for U.S. federal income tax purposes:

- an individual citizen or resident of the United States,
- a corporation organized in or under the laws of the United States or any state thereof, including the District of Columbia,
- an estate, the income of which is subject to U.S. federal income taxation regardless of source, or,
- a trust, if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

This summary discusses only Debentures held as capital assets within the meaning of Section 1221 of the Code. This discussion is intended for general information only and does not address all of the U.S. federal income tax consequences that may be relevant based on the particular circumstances of a U.S. Holder and does not address the tax consequences applicable to special classes of holders, including but not limited to dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, U.S. Holders holding Debentures as part of a straddle, hedging conversion or integrated transaction, or U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. expatriates. This summary also does not address the tax consequences to shareholders, partners or beneficiaries in any entity that holds Debentures. U.S. Holders who purchase Debentures at a price other than the offering price should consult their tax advisors as to the possible applicability to them of the amortizable bond premium or market discount rules. Further, this summary does not address the effect of any U.S. state, local or federal estate and gift tax on a U.S. Holder of the Debentures. The summary is based on the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

Prospective purchasers of the Debentures should consult their own tax advisors concerning the consequences, in their particular circumstances, under U.S. federal income tax laws and the laws of any relevant state, local or other foreign tax jurisdiction of the purchase, ownership and disposition of the Debentures.

*Payments of Interest*

The gross amount of interest paid on the Debentures will be includible in the gross income of a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on whether the holder uses the cash or accrual method of accounting for U.S. federal income tax purposes. Interest paid by the Issuer on the Debentures will constitute foreign-source income and will generally be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of determining the U.S. foreign tax credit limitation. The U.S. foreign

tax credit rules are complicated, and U.S. Holders who want to claim the credit should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

*Sale, Redemption, Retirement and Other Disposition of the Debentures*

Upon the sale, exchange or retirement of a debenture, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized (not including any amounts received that are attributable to accrued and unpaid interest, which are taxable as ordinary interest income in accordance with the holder's method of accounting) and the U.S. Holder's tax basis in the debenture. A U.S. Holder's tax basis in a debenture will generally be its cost. Such gain or loss recognized on the sale or retirement of a debenture will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the debenture for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations. Gain recognized by a U.S. Holder generally will be treated as United States source income. U.S. Holders should consult their tax advisors regarding the source of loss recognized on the sale, exchange or retirement of a debenture.

*Information Reporting and Backup Withholding*

Payments of principal and interest on the Debentures held by certain non-corporate holders and the proceeds of a disposition of such Debentures may be subject to U.S. information reporting requirements. Such payments also may be subject to United States backup withholding tax (at a rate of 30% in 2002 and 2003, 29% for payments made in 2004 and 2005, 28% for payments made from 2006 to 2011 and 31% thereafter) if the holder does not provide a taxpayer identification number or otherwise establish an exemption. The holder may credit the amounts withheld against its United States federal income tax liability and claim a refund for amounts withheld in excess of its tax liability. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

## Canada

The following summary describes the material Canadian federal income tax consequences as of the date of this Prospectus Supplement generally applicable to a purchaser of Debentures pursuant to this Prospectus Supplement (a "Holder") who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and at all relevant times, is not resident, or deemed to be resident, in Canada, deals at arm's length with the Company, does not use or hold, and is not deemed to use or hold, the Debentures in carrying on a business in Canada, and is not an insurer that carries on an insurance business in Canada and elsewhere. The statements are of a general nature only and are not to be taken as legal or tax advice to any particular purchasers of Debentures, who should consult their tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Canadian Tax Act and the Regulations announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments"), and counsel's understanding of the published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form currently proposed. This summary does not take into account or anticipate any changes in governing law, other than the Proposed Amendments, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax consequences, which may vary from the Canadian federal income tax consequences described herein.

Under the Canadian Tax Act, the payment by the Company of interest or principal on a debenture to a Holder will be exempt from Canadian withholding tax. In addition, under the Canadian Tax Act, no other taxes on income (including taxable capital gains) will be payable by a Holder in respect of the acquisition, ownership or disposition of a debenture.

## RATINGS OF THE DEBENTURES

The following table discloses the credit ratings accorded to the Debentures by the following rating agencies:

| Rating Agency | Rating | Outlook |
|---|---|---|
| Moody's Investors Services, Inc. ("Moody's") | Baa2 | Stable |
| Standard & Poor's Corporation ("S&P") | BBB | Stable |
| Dominion Bond Rating Service Limited ("DBRS") | BBB | Stable |

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rates. According to the Moody's rating system, debt securities rated Baa are considered as medium-grade obligations, that is they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (−) sign to show relative standing within the major rating categories.

DBRS's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present that reduce the strength of the entity and its rated securities. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

## UNDERWRITING

The underwriters for the offering named below and the Company will enter into an underwriting agreement with respect to the Debentures. Subject to certain conditions, each underwriter will severally agree to purchase the number of Debentures indicated in the following table.

| Underwriter | Principal Amount of Debentures |
|---|---|
| Goldman, Sachs & Co. | US$ |
| Credit Suisse First Boston Corporation | |
| Merrill Lynch, Pierce, Fenner & Smith Incorporated | |
| UBS Warburg LLC | |
| Trilon International Inc. | |
| Total | US$200,000,000 |

The underwriters are committed to take and pay for all of the Debentures being offered, if any are taken. The closing of the offering is expected to be on or about , 2002 or such other date as may be agreed upon by the Company and the underwriters, but not later than , 2002.

Debentures sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Debentures sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to % of the principal amount of the Debentures. Any such securities dealers may resell any Debentures purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to % of the principal amount of the Debentures. If all the Debentures are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The Debentures are a new issue of securities with no established trading market. The Company has been advised by the underwriters that the underwriters intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures. The Debentures will not be listed on any securities exchange.

In connection with the offering, the underwriters may purchase and sell Debentures in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Debentures than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Debentures while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the representatives have repurchased Debentures sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Debentures. As a result, the price of the Debentures may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the counter market or otherwise.

The Company estimates that its share of the total expenses of the offering of the Debentures, excluding underwriting commissions, will be approximately US$700,000.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and Canadian securities legislation.

The Debentures will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. The underwriters have agreed that they will not offer, sell or deliver the Debentures offered hereby, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar arrangement with respect to the Debentures offered hereby will require any dealer or other party thereto to make a representation to the same effect.

Trilon International Inc., one of the underwriters, is a subsidiary of Brascan. Brascan and its affiliates also own approximately 42% of the voting interest in the Company. Accordingly, the Company is a related issuer and a connected issuer of Trilon International Inc. under applicable Canadian securities legislation. The decision to distribute the Debentures and the terms of the distribution were made through negotiation between the Company and Goldman, Sachs & Co., on behalf of the underwriters. Neither Brascan nor Trilon had any involvement in such decision or determination. As a consequence of this issuance, Trilon will receive the underwriting commission set forth on the cover page. Trilon International Inc. is not registered as a broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended, and will not participate in the distribution of the Debentures in the United States.

Some of the underwriters and their associates have engaged in, and may in the future engage in, transactions with, or perform services for, the Company and its affiliates in the ordinary course of business and have received customary fees in connection with these services.

## LEGAL MATTERS

The validity of the Debentures offered by this prospectus supplement will be passed upon for us by McCarthy Tétrault LLP, our Canadian counsel, and Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), our U.S. counsel, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the underwriters.

## DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the U.S. Securities and Exchange Commission as part of the Registration Statement to which this prospectus supplement relates: the form of Second Supplemental Indenture and the form of underwriting agreement between the Company and the underwriters.

(This page has been left blank intentionally.)

**Base Shelf Prospectus**

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Subject to certain exceptions, the securities offered hereby have not been and will not be qualified for sale under the securities laws of Canada and may not be offered or sold in Canada. See "Plan of Distribution".* ***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Secretary of Nexfor Inc., at 1 Toronto Street, Suite 500, Toronto, Ontario M5C 2W4.*

SHORT FORM PROSPECTUS

*New Issue*

June 24, 2002

Nexfor

# *Nexfor Inc.*

## US$300,000,000

## Debt Securities

Nexfor Inc. (the "Company") may from time to time offer for sale debentures, notes or other unsecured evidences of indebtedness (the "Debt Securities") in an aggregate principal amount not to exceed US$300,000,000, or its equivalent in any other currency or units based on or relating to foreign currencies, during the 25 month period that this Prospectus, including any amendments hereto, remains valid. The Debt Securities may be offered in one or more series, in amounts, at prices and on other terms to be determined at the time of sale. The specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of any series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in one or more prospectus supplements (each, a "Prospectus Supplement").

The Debt Securities may be issued in registered form or bearer form with coupons attached or both. In addition, all or a portion of the Debt Securities of any series may be issuable in permanent registered global form which will be exchangeable in certain circumstances for definitive Debt Securities. Unless otherwise specified in any applicable Prospectus Supplement, Debt Securities will not be listed on any securities exchange.

The Company may sell the Debt Securities to or through underwriters or dealers, and also may sell the Debt Securities to one or more other purchasers directly or through agents. See "Plan of Distribution". A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any Offered Securities, and will set forth the terms of the offering of the Offered Securities, including, to the extent applicable, the initial public offering price, the proceeds to the Company, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers.

**We are permitted to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.**

**Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.**

**Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, some of our officers and directors and some of the experts named in this Prospectus are Canadian residents, and a substantial portion of our assets and the assets of those officers, directors and experts are located outside the United States.**

**Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this Prospectus or any Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.**

## TABLE OF CONTENTS



## AVAILABLE INFORMATION

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the United States Securities and Exchange Commission (the "Commission"). Under a multijurisdictional disclosure system, or MJDS, adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Under MJDS, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities of the Commission. Copies of the material the Company files with the Commission can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

The Company has filed with the Commission a Registration Statement on Form F-9 under the United States Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities. This Prospectus does not contain all of the information set forth in that Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to that Registration Statement and the exhibits thereto for further information with respect to the Company and the Debt Securities.

## DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this Prospectus:

(a) Consolidated annual financial statements and auditor's report for the years ended December 31, 2001 and 2000, contained in the Company's 2001 Annual Report;

(b) Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2001, contained in the Company's 2001 Annual Report;

(c) Management Proxy Circular dated March 15, 2002 prepared in connection with the Company's annual meeting of shareholders held on April 25, 2002 (excluding the sections entitled "Composition of the Human Resources Committee", "Report on Executive Compensation" and "Five Year Total Shareholder Return Comparison" which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein);

(d) Annual Information Form of the Company dated March 19, 2002;

(e) Consolidated interim financial statements (unaudited) of the Company for the three-month periods ended March 30, 2002 and March 31, 2001 and press release of the Company dated April 25, 2002 containing management's discussion and analysis of financial condition and results of operations relating thereto; and

(f) Material change report dated April 5, 2002 with respect to the acquisition of the Oriented Strand Board ("OSB") assets of International Paper Co. at a cost of US$250 million and the suspending of a plan to build an OSB mill in Arkansas.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) and any exhibits to interim unaudited financial statements which contain updated earnings coverage ratios filed by the Company with the Ontario Securities Commission (the "OSC") after the date of this Prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this Prospectus. Any document filed by the Company with the Commission under the Exchange Act after the date of this Prospectus will be deemed to be incorporated by reference into this Prospectus if, and to the extent, expressly provided therein.

**Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained, without charge, on request from the Secretary of Nexfor Inc., 1 Toronto Street, Suite 500, Toronto, Ontario, Canada M5C 2W4 (telephone number (416) 643-8823).

**Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.**

Upon a new annual information form and the related annual financial statements being filed by the Company with, and where required, accepted by, the OSC during the currency of this Prospectus, the Company's previous annual information form, the previous annual financial statements and all interim financial statements, material change reports, annual filings and information circulars and all Prospectus Supplements filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for the purposes of future offers and sales of Debt Securities hereunder.

The Prospectus Supplement containing the specific terms of an offering of Debt Securities, disclosure of earnings coverage ratios and other information in relation to those Debt Securities will be delivered to purchasers of those Debt Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Debt Securities covered by the Prospectus Supplement.

You should rely only on the information incorporated by reference or contained in this Prospectus or the Prospectus Supplement and on the other information included in the Registration Statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information.

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this Prospectus that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward-looking statements. These statements represent internal projections, expectations or beliefs concerning, among other things, Nexfor's future operating results or future economic performance.

The projections, estimates and beliefs contained in these forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Nexfor's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things, changes in general economic conditions; Nexfor's ability to develop and implement business strategies in a timely and profitable manner; changes in the supply of and demand for Nexfor's products; the highly cyclical nature of the markets for most of Nexfor's products; fluctuations in foreign currency exchange rates, interest rates and product prices; the need for and amount, nature and impact of future capital expenditures, including capital expenditures occasioned by compliance with environmental and other laws; the adoption of new, or changes to existing, laws or regulations applicable to Nexfor's businesses; fluctuations in the availability or cost of raw materials or energy; risks inherent in Nexfor's procurement of raw materials, including changes in the availability or cost of timber and wood fiber and changes in timber supply and forest management agreements with Canadian governmental authorities; risks inherent in operating complex production facilities; competitive actions by other companies; Nexfor's ability to maintain good relations with its employees; uninsurable risks inherent in the forest products business; Nexfor's vulnerability to natural disasters; Nexfor's exposure to potential product liability claims; and those other risk and uncertainties described under "Risk Factors" in any prospectus supplement or described from time to time in Nexfor's reports and filings with Canadian and U.S. securities authorities. Accordingly, Nexfor cautions that events or circumstances could cause actual results to differ materially from those estimated or projected.

## THE COMPANY

The Company, a corporation existing under the laws of Canada, is, together with its subsidiaries, an international integrated producer of wood-based building materials, paper and pulp. The Company's Common Shares are listed on The Toronto Stock Exchange and trade under the symbol "NF". The Company's Class A Preferred Shares Series 1 are also listed on The Toronto Stock Exchange and trade under the symbol "NF.PR.A". Its head and principal offices are located at Suite 500, 1 Toronto Street, Toronto, Ontario, Canada M5C 2W4. Nexfor Inc. is referred to in this Prospectus as the "Company" and, together with its subsidiaries and joint ventures, is referred to as "Nexfor".

Nexfor is a major Canadian-based forest products company with operating assets throughout North America and the United Kingdom. Nexfor owns and controls large timberland areas and has timber cutting rights in Eastern Canada and in the United States that provide a significant portion of the raw material for the manufacture of its products. Nexfor manufactures and markets OSB, lumber, panel products, engineered wood products, printing and writing papers, technical speciality papers, packaging materials and market pulp.

### Recent Developments

On May 31, 2002, Nexfor acquired a specialty paper mill and hardwood kraft pulp mill in Gorham and Berlin, New Hampshire, respectively, for nominal cost. At the same time, affiliates of Brascan Corporation acquired the hydroelectric assets associated with these mills and entered into a 10 year agreement with Nexfor to supply electricity to the pulp and paper mills. The total capacity of these operations is 36,000 tonnes of tissue, 145,000 tonnes of specialty and commercial printing papers, and 240,000 tonnes of market pulp. These mills had been idle since the third quarter of 2001. The paper mill commenced production in June 2002 and the pulp mill is scheduled to start up in 2003 once capital improvements have been completed and the associated hydroelectric assets are environmentally compliant. Nexfor believes these operations fit well with Nexfor's existing specialty paper operations in Maine and, once the pulp mill is operational, will provide Nexfor with a high level of pulp self-sufficiency. Nexfor estimates that it will spend approximately US$32 million on working capital and capital improvements, including environmental compliance costs, at these mills through 2003.

## USE OF PROCEEDS

Except as otherwise set forth in a Prospectus Supplement, the net proceeds to the Company from the sale of Debt Securities will be used to repay indebtedness of the Company outstanding from time to time, to finance capital expenditures and for other general corporate purposes. Pending these applications, the net proceeds may be invested in short-term marketable securities. A Prospectus Supplement will contain specific information

about the use of proceeds from the sale of Offered Securities thereunder. The Company may from time to time issue debt instruments and incur additional indebtedness otherwise than through the issue of Debt Securities pursuant to this Prospectus.

## DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable Prospectus Supplement.

The Debt Securities will be issued under a Trust Indenture dated as of March 1, 2001 (the "Indenture") between the Company and Montreal Trust Company of Canada, (the "Original Trustee") as supplemented. Pursuant to section 6.12 of the Indenture, Computershare Trust Company of Canada (the "Trustee") has succeeded the Original Trustee as trustee under the Indenture. The Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; these statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, these sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by this reference. The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

### General

The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies. Special Canadian and United States federal income tax considerations applicable to any Securities so denominated will be described in a Prospectus Supplement relating thereto. The Securities offered pursuant to this Prospectus will be issued in an amount up to US$300,000,000 (or the equivalent in other currencies or units based on other currencies). Unless otherwise indicated in an applicable Prospectus Supplement, the Indenture also permits the Company to increase the principal amount of any series of Securities previously issued and to issue that increased principal amount. (Section 3.01).

The applicable Prospectus Supplement will set forth the following terms relating to the Offered Securities:

(a) the specific designation of the Offered Securities;

(b) any limit on the aggregate principal amount of the Offered Securities;

(c) the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

(d) the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the Regular Record Dates for any interest payable on the Offered Securities which are Registered Securities;

(e) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of the Company or otherwise;

(f) whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form;

(g) whether the Offered Securities will be issuable in the form of one or more Registered Global Securities and, if so, the identity of the Depository for those Registered Global Securities;

(h) the denominations in which any of the Offered Securities which are in registered form will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denominations of US$1,000 and US$5,000;

(i) each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

(j) if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable;

(k) any index pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined;

(l) any applicable Canadian and United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts with respect to the Offered Securities on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem those Offered Securities rather than pay those additional amounts; and

(m) any other terms of the Offered Securities, including covenants and Events of Default relating solely to the Offered Securities or any covenants or Events of Default generally applicable to the Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the Holders the right to tender Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest *per annum* at which the Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company.

Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to those discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.

The Securities and any coupons appertaining thereto will be unsecured and will rank *pari passu* with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 3.01)

**Form, Denomination, Exchange and Transfer**

Unless otherwise indicated in the applicable Prospectus Supplement, the Securities will be issued only in fully registered form without coupons and in denominations of US$1,000 or any integral multiple thereof. (Section 3.01) Securities may be presented for exchange and Registered Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Section 3.05)

**Payment**

Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and any premium and interest on Registered Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee in Toronto, Canada, except that, at the option of the Company, payment of any interest may be made (a) by cheque mailed to the address of the Person entitled thereto as that Person's address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.01, 3.07 and 9.01) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Securities will be made to the Persons in whose name those Registered Securities are registered at the close of business on the Regular Record Date for that interest payment. Any interest which is payable, but not punctually paid or duly provided for on any Interest Payment Date, will cease to be payable to the Holder on the Regular Record Date and may either be paid (a) on not less than 10 days' prior notice, to the Person in whose name the Registered Securities are registered at the close of business on a Special Record Date to be fixed by the Trustee (which Special Record Date shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment) for the payment of the Defaulted Interest or (b) at any time in any lawful manner that is not inconsistent with the requirements of any securities exchange on which the Registered Securities may be listed, and upon such notice as may be required by such exchange. (Section 3.07)

**Registered Global Securities**

The Registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for a Registered Global Security to a nominee of that Depository, by a nominee of that Depository to that Depository or another nominee of that Depository or by that Depository or any nominee of that Depository to a successor of that Depository or a nominee of a successor of that Depository. (Section 3.05)

The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to that series. The Company anticipates that the following provisions will apply to all depository arrangements.

Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by that Registered Global Security to the accounts of those persons having accounts with that Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those Securities or by the Company if those Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a Registered Global Security.

So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, that Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by that Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Securities of the series represented by that Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of that series in definitive form and will not be considered the owners or Holders of those Securities under the Indenture.

Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to that Depository or nominee, as the case may be, as the registered owner of that Registered Global Security. None of the Company, the Trustee or any paying agent for Securities of the series represented by that Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that Registered Global Security or for maintaining, supervising or reviewing any records relating to those beneficial interests. The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Registered Global Security as shown on the records of that Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in that Registered Global Security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of those participants.

If the Depository for a Registered Global Security representing Securities of a particular series is at any time unwilling or unable to continue as Depository, or if the Depository is no longer eligible to continue as Depository, and a successor Depository is not appointed by the Company within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under "Events of Default" below with respect to a particular series of Securities has occurred and continues for more than seven days, the Company will issue Registered Securities of that series in definitive form in exchange for that Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Securities of a particular series represented by one or more Registered Global Securities and, in that event, will issue Registered Securities of that series in definitive form in exchange for all of the Registered Global Securities representing Securities of that series. (Section 3.05)

**Negative Pledge**

The Indenture includes a covenant of the Company to the effect that, so long as any of the Securities remain outstanding, the Company will not create any mortgage, charge, hypothec, pledge, lien or other security on any of its assets to secure any indebtedness for borrowed money without also at the same time or prior thereto securing equally and rateably with that other indebtedness for borrowed money all of the Securities then Outstanding under the Indenture, provided that this covenant will not apply or operate to prevent: (a) any security given in the ordinary course of business to secure any indebtedness payable on demand or maturing within 12 months of the date that that indebtedness is originally incurred, provided (1) that security is given at the time that indebtedness is incurred, (2) that indebtedness does not entirely replace or is not used for the purpose of retiring or repaying any outstanding unsecured indebtedness of the Company, and (3) that security does not constitute security on fixed assets or security on the shares of any Subsidiary or Associate of the Company; (b) any Purchase Money Mortgage; (c) any security given to secure indebtedness incurred for the construction of townsites, employees' housing, warehouses or office premises; (d) any security on any resource asset of the Company that has not been in commercial production during the 12 month period ending on the date of the Indenture, or has not been in commercial production during the 12 month period ending at the time of the imposition of that security, to secure any indebtedness incurred for the development or improvement thereof or the development or improvement of any other resource assets of the Company that have not been in commercial production during the 12 month period ending on the date of the Indenture or have not been in commercial production during the 12 month period ending at the time of the imposition of that security; (e) any security in favour of the Government of Canada or of the United States of America or the government of any province of Canada or state of the United States of America or any municipality in Canada or the United States of America or any political subdivision, department or agency of any of them; (f) any renewal, refunding or extension of any security referred to in the foregoing clauses (a) to (e) in which the principal outstanding after that renewal, refunding or extension is not increased and the security is limited to the assets originally subject thereto and any improvements thereon; or (g) any other security if, after giving effect to the creation of that security, the aggregate principal amount of indebtedness secured by that security would not be greater than 5% of Shareholders' Equity. (Section 9.01)

**Certain Definitions**

The term "Associate" means any Person (a) of which voting securities carrying more than 25% of the votes that may be cast for the election of directors are beneficially owned, directly or indirectly, by the Company or (b) which is accounted for in the financial statements of the Company on an equity basis.

The term "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

The term "Purchase Money Mortgage" means any mortgage, charge, hypothec, pledge, lien or other security created upon any real or personal assets of the Company to secure or securing the whole or any part of the purchase price of those assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of that purchase price or cost or any vendor's privilege or lien on those assets securing all or any part of that purchase price or cost, including title retention agreements and leases in the nature of title retention agreements.

The term "Shareholders' Equity" means, at any date, the aggregate of the dollar amount of the outstanding share capital of the Company, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in the most recent audited consolidated balance sheet of the Company.

The term "Subsidiary" means any Person of which voting securities carrying more than 50% of the votes that may be cast for the election of the directors are beneficially owned, directly or indirectly, by the Company or by the Company and any other Subsidiary or by any other Subsidiary, provided that ownership of those shares confers the right to elect at least a majority of the directors of that Person.

**Events of Default**

The occurrence of any of the following events with respect to the Securities of any series will constitute an "Event of Default" with respect to the Securities of that series:

(a) default by the Company in payment of the principal of any of the Securities of that series when the same becomes due under any provision of the Indenture or of those Securities;

(b) default by the Company in payment of any interest due on any of the Securities of that series and continuance of that default for a period of 30 days;

(c) default by the Company in observing or performing any of the covenants described below under "Consolidation, Merger, Amalgamation and Sale of Assets";

(d) default by the Company in observing or performing any other covenant or condition of the Company contained in the Indenture or in the Securities of that series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

(e) default by the Company (1) in the payment prior to the stated maturity thereof of the principal of, or premium, if any, or interest on, any indebtedness for borrowed money (other than indebtedness maturing less than 12 months from the creation or issue thereof or indebtedness where recourse is limited to assets securing that indebtedness and proceeds from a sale thereof) having an outstanding principal amount in excess of 5% of the Shareholders' Equity in the aggregate at the time of default (for the purposes of this provision, "such indebtedness") or in the performance prior to the stated maturity thereof of any other covenant contained in any instrument under which such indebtedness is created or issued, and the holders thereof or a trustee, if any, for such holders declare such indebtedness to be due and payable prior to the stated maturity thereof or (2) in the payment at the stated maturity thereof of the principal of any such indebtedness, unless any default referred to in (1) or (2) is waived by or on behalf of the holders thereof;

(f) certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to the Company;

(g) the taking or entry of certain judgments or decrees against the Company for the payment of money, if the Company fails to file an appeal as provided in the Indenture or, if the Company does file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed; or

(h) any event of default provided with respect to that series. (Section 5.01)

Any additional events of default which may be prescribed for the benefit of the Holders of a particular series of Securities will be described in the Prospectus Supplement relating thereto.

If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to Securities of any series, unless the principal of all of the Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of the Securities of that series then Outstanding, declare the principal of (and premium, if any, on) all the Securities of that series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (h) above occurs and is continuing with respect to the Securities of one or more series, unless the principal of all of the Securities of the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of the Securities of all such affected series then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the Securities of all the affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. If an Event of Default described in clause (c), (e), (f) or (g) above occurs and is continuing, unless the principal of all Securities then Outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of all the Securities then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the Securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the Securities of all those affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification and Waiver" below. Reference is made to the applicable Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto. (Sections 5.02 and 5.03)

The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless those Holders shall have provided to the Trustee reasonable indemnity. (Section 6.02) Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the Securities of all affected series then Outstanding (voting as one class) will have the right to sanction or direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of those affected series. (Section 5.13)

The Indenture provides that no Holder of the Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series and the Holders of not less than 25% in aggregate principal amount of the Securities of all affected series then Outstanding (voting as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (b) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Securities of all affected series then Outstanding (voting as one class) a direction inconsistent with that request and (c) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity. (Section 5.08) However, the Holder of any Security will have an absolute right to receive payment of the principal of and any premium and

interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments. (Section 5.09) The Indenture requires the Company to furnish to the Trustee annually an Officers' Certificate as to the compliance by the Company with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith. (Section 9.03)

The Indenture provides that the Trustee may withhold notice to the Holders of the Securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if it, in good faith, considers that withholding to be in the best interests of the Holders of the Securities of those series. (Section 5.02)

**Consolidation, Merger, Amalgamation and Sale of Assets**

The Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any other Person (the "Successor Corporation") unless (a) the Company and/or the Successor Corporation shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments and do those things as shall be necessary or advisable to establish that upon the consummation of that transaction (1) the Successor Corporation will have assumed all the covenants and obligations of the Company under the Indenture in respect of the Securities of every series, and (2) the Securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of Securities under the Indenture; and (b) that transaction shall be on those terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Securities or to the rights and powers of the Trustee under the Indenture. (Section 7.01)

**Modification and Waiver**

The Indenture permits the Company and the Trustee to enter into supplemental indentures without the consent of the Holders of the Securities to, among other things: (a) secure the Securities of one or more series, (b) evidence the assumption by the Successor Corporation of the covenants and obligations of the Company under the Indenture and the Securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the Securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the Securities, (e) establish the form and terms of the Securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, and (g) make any other modifications which will not be prejudicial to the interests of the Holders of the Securities. (Section 8.01)

The Indenture also permits the Company and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the Securities of each series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the Securities of each such affected series; provided, however, that the Company and the Trustee may not, among other things, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal amount of, or any installment of the principal of or the interest on, that Security; (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (d) change the place or currency of payment of the principal of or any premium or interest on that Security; (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that Security on or after the Stated Maturity thereof; (f) reduce the percentage in principal amount of the Outstanding Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver of compliance with certain provisions of the Indenture or certain Events of Default and their consequences; or (g) modify the provisions described in this paragraph or those described in the next succeeding paragraph, except to increase the percentage of the aggregate principal amount of the Outstanding Securities of the affected series, the consent of whose Holders is required under those provisions, or to provide that other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby. (Section 8.02)

Prior to the acceleration of the Maturity of any Securities, the Holders of a majority in aggregate principal amount of the Securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected. (Section 5.14)

**Defeasance**

The Indenture provides that, at its option, the Company will be discharged from any and all obligations with respect to the Securities of any series (except for certain obligations to register the transfer or exchange of the Securities of that series, to replace mutilated, destroyed, lost or stolen Securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust described below) (hereinafter called a "defeasance") upon the irrevocable deposit with the Trustee, in trust, of money, and/or securities of the government which issued the currency in which the Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Securities of that series on the Stated Maturity of those payments in accordance with the terms of the Securities of that series. (Section 12.02) Such a defeasance may be effected only if, among other things, (a) the Company has delivered to the Trustee an Opinion of Counsel (who may be outside counsel to the Company) stating that the Company has received from, or there has been published by, the Internal Revenue Service a ruling or, since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the Holders of the Securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred and (b) the Company has delivered to the Trustee an Opinion of Counsel in Canada (who may be outside counsel to the Company) or a ruling from Canada Customs and Revenue Agency, Taxation, to the effect that the Holders of the Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of this opinion, Canadian counsel shall assume that Holders of Securities include Holders who are not resident in Canada). (Section 12.04) In addition, the Company may also obtain a discharge of the Indenture with respect to the Securities of all series issued under the Indenture by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of those Securities, provided that those Securities are by their terms to become due and payable within one year or are to be called for redemption within one year. (Section 4.01)

The Indenture also provides that the Company may omit to comply with the restrictive covenant described under the caption "Negative Pledge" and a covenant regarding the furnishing of financial statements to the Trustee and no Event of Default shall arise with respect to the Securities of any series by reason of this failure to comply (hereinafter called a "covenant defeasance"), upon the irrevocable deposit with the Trustee, in trust, of money and/or securities of the government which issued the currency in which the Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Securities of that series on the Stated Maturity of those payments in accordance with the terms of the Securities of that series. (Section 12.03) The other obligations of the Company with respect to the Securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (a) the Company has delivered to the Trustee an Opinion of Counsel (who may be outside counsel to the Company) to the effect that the Holders of Securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not

occurred and (b) the Company has delivered to the Trustee an Opinion of Counsel in Canada (who may be outside counsel to the Company) or a ruling from Canada Customs and Revenue Agency, Taxation, to the effect that the Holders of the Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of that covenant defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred (and for the purposes of this opinion, Canadian counsel shall assume that Holders of Securities include Holders who are not resident in Canada). (Section 12.04)

In the event that the Company exercises its option to effect a covenant defeasance with respect to the Securities of any series and the Securities of that series are thereafter declared due and payable because of the occurrence of another Event of Default, the amount of money and securities on deposit with the Trustee would be sufficient to pay the amounts due on the Securities of that series at their respective Stated Maturities, but may not be sufficient to pay the amounts due on the Securities of that series at the time of the acceleration resulting from that Event of Default. However, the Company would remain liable for this deficiency.

**Trustee**

The Trustee under the Indenture is Computershare Trust Company of Canada, Toronto, Canada.

**Consent to Service**

The Company has designated CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as its authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the Securities. (Section 1.18)

**Governing Law**

The Indenture and the Securities will be governed by and construed in accordance with the laws of the State of New York and the federal laws of the United States applicable thereto, except with respect to the rights, powers, duties or responsibilities of the Trustee, which will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable thereto. (Section 1.12)

## PLAN OF DISTRIBUTION

The Company may sell the Debt Securities to or through underwriters or dealers, and also may sell the Debt Securities to one or more other purchasers directly or through agents.

The applicable Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Offered Securities, the proceeds to the Company from the sale of the Offered Securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The Debt Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement, which will also set forth the commission payable for solicitation of these contracts.

Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which those

underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

Subject to certain exceptions, the Debt Securities will not be qualified for sale under the securities laws of any province or territory of Canada, unless a Prospectus Supplement indicates otherwise with respect to the Offered Securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of Offered Securities will agree that, unless a Prospectus Supplement indicates otherwise with respect to the Offered Securities, it will not, directly or indirectly, offer, sell or deliver any such Offered Securities purchased by it in connection with that distribution, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

Each series of the Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market for the Debt Securities of any series.

## LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement for Offered Securities, certain matters of Canadian law will be passed upon by McCarthy Tétrault LLP, Toronto, Canada for the Company. With respect to certain matters of United States law, the Company will be represented by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

## EXPERTS

The comparative Consolidated Financial Statements for the year ended December 31, 2001 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

## DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the Commission as part of the Registration Statement of which this Prospectus forms a part: the documents listed under "Documents Incorporated by Reference"; consents of Ernst & Young LLP; powers of attorney; the Indenture; and the First Supplemental Indenture to the Indenture.

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the Debentures offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement



Prospectus



US$200,000,000

# Nexfor Inc.

% Debentures
due , 2012

Nexfor

**Goldman, Sachs & Co.**
**Credit Suisse First Boston**
**Merrill Lynch & Co.**
**UBS Warburg**
**Trilon International Inc.**